

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via E-mail
Jonathon Steinberg
Chief Executive Officer and President
WisdomTree Investments, Inc.
245 Park Avenue, 35th Floor
New York, NY 10167

      **Re:**    **WisdomTree Investments, Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2013**
              **Filed March 3, 2014**
              **File No. 001-10932**

Dear Mr. Steinberg:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 3

1.      We note your statement on page five that you believe ETFs have been one of the most disruptive investment products to emerge in the last two decades in the asset management industry.  Please explain what makes them disruptive, how this risk impacts you and how you manage this risk.

Exhibits

2.      Please provide your analysis supporting your determination that the following agreements are not material contracts that you should file pursuant to Item 601(b)(10) of Regulation S-K:

- State Street Bank and Trust Company agreement related to custody services, fund accounting, administration transfer agency and securities lending services; and
- BNY Mellon and Western Asset Management agreements related to portfolio management services.

Alternatively, file the agreements as exhibits.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22

3.      We note your disclosure on page 24 that you intended to enter into new employment agreements with all of your executive officers prior to your Annual Meeting which was held on June 27, 2014.  Please indicate if you have entered into new agreements, and if so please make the appropriate filings.  Please see Item 5.02(e) to Form 8-K and Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/Suzanne Hayes
Suzanne Hayes
Assistant Director